Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 61.8741 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 662.0246 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 73.1397 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 21.4478 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)

• 101.8506 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 723.8987 £ 36.038 196.4381 e) Aggregated information - Volume - Total 723.8987 / 196.4381 € 30,324.70 / £7,079.16 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Matt Close 2 Reason for the notification a) Position/status President Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC

b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 13.3468 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 11.3802 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 37.2174 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 326.3361 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 24.7270 £ 36.038 363.5535 e) Aggregated information - Volume - Total 24.7270 / 363.5535 €1,035.83 / £13,101.59 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 88.5168 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 205.0311 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 31.2901 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards)

• 147.0535 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 293.5479 £ 36.038 178.3435 e) Aggregated information - Volume - Total 293.5479 / 178.3435 €12,296.96 / £6,427.07 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC

b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 85.6844 PLC EUR shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 180.3753 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 462.6535 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 728.7132 e) Aggregated information - Volume - Total 728.7132 € 30,526.38 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status President Beauty & Wellbeing President (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 49.7907 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 715.7741 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 48.6834 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 1552.7324 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 765.5648

£ 36.038 1601.4158 e) Aggregated information - Volume - Total 765.5648 / 1601.4158 €32,070.12 / £57,711.18 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 79.9993 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 565.2301 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 84.6555 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 78.2202 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 628.4437 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 645.2293 £ 36.038 791.3194 e) Aggregated information - Volume - Total 645.2293 / 791.3194 €27,029.17 / £28,517.25 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 193.5387 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 392.5414 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 95.5538 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 452.6795 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s)

Price(s) Volume(s) € 41.891 586.0802 £ 36.038 548.2333 e) Aggregated information - Volume - Total 586.0802 / 548.2333 €24,551.37 / £19,757.01 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 292.0582 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 106.6413 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 285.5057 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 307.0091 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 292.0582 £ 36.038 699.1561 e) Aggregated information - Volume - Total 292.0582 / 699.1561 €12,234.55/ £25,195.91 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 126.6328 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 67.9496 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 80.2026 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 130.5438 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 126.6328

£ 36.038 278.6959 e) Aggregated information - Volume - Total 126.6328 / 278.6959 €5,304.75/ £10,043.53 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 170.2277 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 437.8080 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 77.2240 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 4.8640 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 41.891 608.0357 £ 36.038 82.0881 e) Aggregated information - Volume - Total 608.0357 / 82.0881 €25,471.10 / £2,958.26 f) Date of the transaction 2022/06/21 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON